Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: February 12, 2014

News Release

BROOKFIELD PROPERTY PARTNERS ANNOUNCES COMMENCEMENT OF
EXCHANGE OFFER FOR OUTSTANDING SHARES OF
BROOKFIELD OFFICE PROPERTIES

US$ unless otherwise specified.

February 12, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) today announced the commencement of its exchange offer to acquire any or all of the common shares of Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“BPO”) that it does not currently own (the “Offer”). Under the terms of the Offer, each BPO shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of Brookfield Property Partners or $20.34 in cash, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. BPO shareholders who receive limited partnership units should be able to do so on a tax-deferred basis.

“We believe that this Offer is a very attractive opportunity for BPO shareholders to participate in the growth potential of BPY,” said Ric Clark, Chief Executive Officer of Brookfield Property Group. “The combination of BPO and BPY will create one of the largest, most globally-diversified commercial property companies. Going forward, we will seek to leverage Brookfield’s global presence to originate investment opportunities in the sectors and geographies that offer the highest risk-adjusted returns, creating value for our unitholders,” said Clark.

The Offer will expire on March 19, 2014 at 11:59 p.m. (local time), unless the Offer is extended.

The board of directors of BPO (excluding interested directors) has unanimously recommended that BPO shareholders accept the Offer. For further information, please refer to the Director’s Circular of BPO that will be mailed to BPO shareholders.

Brookfield Property Partners has filed a Registration Statement on Form F-4 and a Transaction Statement on Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators in connection with the Offer, and the Registration Statement has been declared effective by the SEC. Today, the Offer will be mailed to BPO shareholders, and Brookfield Property Partners will file a Tender Offer Statement on Schedule 14D1-F (together with the accompanying letter of transmittal and related documents, the Registration Statement and the Schedule 13E-3, the “Exchange Offer Documents”) with the SEC and Canadian securities regulators. The Exchange Offer Documents contain full details of the Offer, including the terms and conditions upon which it is made and any necessary regulatory approvals. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Depositary for the Offer is CST Trust Company, P.O. Box 1036, Adelaide Street Postal Station, Toronto, ON M5C 2K4. The Information Agent for the Offer is CST Phoenix Advisors. The Offer documents may be obtained without charge by directing a request by mail to CST Trust Company or by calling toll-free at 1-800-387-0825 or 416-682-3860. The Offer documents, as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, may also be obtained without charge at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Under applicable TSX rules, the Offer requires the approval of Brookfield Property Partners unitholders, as the number of BPY Units to be issued under the Offer exceeds 25% of the total number of outstanding BPY Units. Brookfield Property Partners may issue a maximum of approximately 186.2 million BPY Units to BPO shareholders under the Offer, based on the fully diluted number of BPO common shares outstanding, representing approximately 35% of the 535,171,356 outstanding BPY Units (on a fully-exchanged basis) and approximately 182% of the 102,522,121 outstanding BPY Units (on a non-fully exchanged basis). Brookfield Asset Management Inc. (“Brookfield Asset Management”), which beneficially owns an approximately 89% limited partnership interest in Brookfield Property Partners on a fully-exchanged basis, has provided the TSX with a written consent confirming that it is in favour of the Offer, which satisfies the securityholder approval requirements of the TSX. Following completion of the Offer, Brookfield Asset Management will continue to be the largest unitholder of Brookfield Property Partners, beneficially owning an approximately 66% limited partnership interest in Brookfield Property Partners on a fully-exchanged basis. BPO Shareholders should refer to the Exchange Offer Documents.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Offer will be subject to conditions, which may not be satisfied; if the Offer is not accepted by a sufficient number of BPO common shareholders, some of the benefits to Brookfield Property Partners may not be realized; the length of time necessary to consummate the Offer may be longer than anticipated; BPO shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 25,500 multi-family units, approximately 68 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com